Exhibit 77D to Neuberger Berman Advisers
Management Trust Form N-SAR - June 30, 2017

File Number: 811-04255
CIK Number: 0000736913

Effective May 1, 2017, the Fund is no longer managed using a multi-manager strategy. Instead, the Fund is managed pursuant to a strategy of writing put options primarily on U.S. equity indices.
Effective May 1, 2017, the prospectus of U.S.
Equity Index PutWrite Strategy Portfolio (formerly
Absolute Return Multi-Manager Portfolio) was amended to reflect that the Fund seeks to achieve its goal primarily through a strategy of writing collateralized put options on both U.S. indices, including the S&P 500(r) Index and the Russell
2000(r) Index, and exchange traded funds ("ETFs").
The Fund attempts to generate returns through the receipt of option premiums from selling puts, as well as through investments in fixed income instruments, which collectively are intended to reduce volatility relative to what it would be if the Fund held the underlying equity index on which the options are written. The Fund's investments in fixed income instruments may be of any duration and may include U.S. Treasury securities, and other securities issued by the U.S. government and its agencies and instrumentalities, corporate debt securities, cash and cash equivalents, bank certificates of deposit, mortgage-backed securities and asset-backed securities. The Fund also may invest in money market mutual funds and ETFs.

The Fund may purchase and write call options on securities and indices, including writing (selling) both covered (i.e., where the Fund holds an equivalent position in the instrument underlying the option) and uncovered calls (i.e., where the Fund does not own the instrument underlying the option and must purchase the underlying instrument to meet its call obligations). The Fund may also purchase put options, including purchasing puts on security indices and put spreads on indices (i.e., buying and selling an equal number of puts on the same index with differing strike prices or expiration dates).

The Fund's fixed income instruments will be primarily investment grade and are intended to provide liquidity and preserve capital and will serve as collateral for the Fund's investments in options.
The Fund considers fixed income instruments to be investment grade if, at the time of investment, they are rated within the four highest categories by at least one independent credit rating agency or, if unrated, are determined by the Portfolio Manager to be of comparable quality. Because the Fund will use options to gain exposure to the equity markets, and because options will not require the Fund to deposit the full notional amount of the investment, the Fund will invest a significant amount of its total assets in fixed income instruments, money market mutual funds and ETFs. Its investments in options generally will not constitute a significant amount of its total assets, however, the aggregate investment exposure of its investments in options, as discussed above, generally will be equal to 100% of its total assets.